iQSTEL, Inc.

300 Aragon Avenue, Suite 375

Coral Gables, FL 33134

December 5, 2019

Michael Foland, Attorney-Advisor

Division of Corporation Finance

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, DC 20549

Re:	iQSTEL Inc Offering Statement on Form 1-A Post-qualification Amendment No. 1 Filed November 27, 2019 File No. 024-10950

Dear Mr. Foland:

Kindly be advised that iQSTEL, Inc. (the "Company") requests that its Regulation A offering, as amended, be qualified on Monday, December 9 at 4:00 pm Eastern time, or as soon thereafter as is practicable.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Leandro Iglesias

Chief Executive Officer